Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2025

In this report, as used herein, and unless the context otherwise requires, the terms “we,” “our,” “us,” “our company,” the “Company,” and similar references in this report refer to SOLOWIN HOLDINGS, an exempted limited liability company incorporated in the Cayman Islands and its consolidated subsidiaries, including (i) Solomon JFZ (Asia) Holdings Limited (“Solomon JFZ”), (ii) Solomon Private Wealth Limited (“Solomon Wealth”), (iii) AlloyX Limited, Master Venus Limited, AlloyX (Hong Kong) Limited, AlloyX Group Pte Limited, and Bravo Valor Partners Limited (collectively, “AlloyX Group”), (iv) AX Coin Limited, and AX Coin HK Limited (collectively, “AX Coin”), and (v) Solomon Global Asset Management Limited (“SGAM”). References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the U.S. Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the SEC on June 30, 2025 (the “2025 Form 20-F”). The following discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2025 Form 20-F.

Overview

The Company, through its subsidiaries, Solomon JFZ, Solomon Wealth, AlloyX Group and AX Coin, provides comprehensive one-stop financial services and solutions for high-net-worth and institutional investors worldwide. Spanning both traditional and virtual assets, the Company’s current offerings include investment banking, wealth management, asset management, and digital assets-related services, tailored to support next generation investors.

As of September 30, 2025, our financial and operating highlights were as follows:

●	Revenue increased by 453% to $5.84 million for the six months ended September 30, 2025, from $1.06 million for the same period of last year;

●	Net loss decreased to $4.63 million for the six months ended September 30, 2025, as compared to $6.26 million for the same period of last year;

●	Basic and diluted loss per share decreased to $0.07 for the six months ended September 30, 2025, as compared to $0.39 for the same period of last year;

●	The number of active users on our platform reached 16,000;

●	The number of institutional clients increased by 110% to 120;

●	Launched the first Real Yield Token (RYT) product providing 24/7/365 yield to stablecoin holders and the number of tokenized products available for being subscribed by users increased to four;

●	Assets under management on our platform have grown to $820 million; and

●	Total trading volume of stablecoins and fiat currencies has grown to $86 million.

The following describes our business, organized by subsidiary group and individual subsidiary.

AlloyX Group

On September 3, 2025, AlloyX Group became our wholly-owned subsidiaries which are principally engaged in developing next-generation stablecoin infrastructure centered on tokenized money-market funds and cross-border payments. AlloyX Group bridges traditional and decentralized finance by building a secure, efficient and compliant financial infrastructure that provides integrated digital asset solutions for global investors and institutions. AlloyX Group manages compliant and transparent digital assets that are closely connected to the real economy and is committed to establishing itself as a leading global digital asset financial platform, driving the seamless convergence of traditional finance and the digital assets ecosystem.

AlloyX Group operates a vertically integrated business model spanning four primary platforms: ALLOYX (stablecoin treasury management), SCION (AI-driven digital asset management), FERION (Tokenization as a service), and AXION (blockchain finance lab).

ALLOYX serves as our global payments network and stablecoin treasury management center, providing a secure and efficient medium for value exchange in the digital economy. It manages third-party stablecoins (USDT, USDC, etc.) through smart routing with real-world applications across major jurisdictions, enabling seamless cross-border transactions, spending, payments, settlements, investments, exchanges, and asset tokenization. We offer an all-in-one platform that merges traditional banking with blockchain, allowing businesses and individuals to manage stablecoin storage, transfers, and conversions in real-time. Key features include fiat-to-stablecoin bridges for 24/7 fund transfers, reduced intermediary friction through flexible custody models (self-custody, third-party, and digital), and cross-chain yield optimization. In 2025, ALLOYX benefited from strategic partnerships with public blockchains such as Arbitrum, Polygon, Ethereum, Solana, Stellar, and TON, enhancing tokenized asset deployments and yield enhancement strategies.

SCION is the Company’s proprietary AI-driven digital asset management platform. It integrates leading global exchanges through a unified, standardized API to facilitate seamless execution and multi-venue liquidity access. The platform utilizes multi-layered encryption protocols to secure user assets and features an integrated distribution network, bespoke investment strategies, and intelligent advisory tools designed to align digital asset allocations with specific investor risk profiles and objectives. SCION currently offers five core product categories designed to address diverse risk and liquidity requirements within a unified digital asset ecosystem: (i) High-Frequency Quant Fund: leveraging machine learning models to capture short-term market inefficiencies and aiming to optimize risk-adjusted returns; (ii) Market-Neutral Quant Fund: employing a combination of derivatives and spot positions to hedge systematic price volatility, primarily generating yield through perpetual contract funding rates. (iii) Discretionary Crypto Fund: maintaining a diversified portfolio of digital currencies with a primary focus on capital preservation and long-term capital appreciation. (iv) Real-World Asset (RWA) Linked Products: providing tokenized exposure to traditional asset classes, bridging the gap between decentralized finance and real-world value. (v)Tokenized Money Market Fund (RYT): a highly liquid, low-volatility instrument structured as a digital cash management vehicle.

FERION functions as our comprehensive, one-stop RWA issuance platform, enabling the tokenization of real-world assets such as money market funds, securities, and other financial instruments. Powered by AI for monitoring, compliance, and lifecycle management, FERION streamlines the end-to-end process of asset evaluation, token issuance, trading, and redemption, ensuring adherence to global regulations. The total value of RWA issuance has reached $52,000,000 USD in the second half of calendar 2025. FERION provides standardized, modular workflows covering the entire RWA issuance lifecycle: (i) Asset Preparation Stage: identification of custodians, legal advisors, and valuation providers; execution of due diligence; establishment of special purpose vehicle (SPV) structures; and preparation of legal documentation and regulatory filings; (ii) Issuance Implementation: digital deployment and token generation on supported blockchain networks; execution of KYC/AML verification for all participants; and regulatory filing and approval coordination; and (iii) Operational Management: continuous asset performance monitoring, distribution of cash flows and returns to investors, generation of regulatory reports, and provision of real-time net assets value (NAV) and investor dashboards.

AXION operates as our blockchain finance laboratory, collaborating with world renowned universities and Hong Kong Cyberport’s incubation hub to research and develop application scenarios for compliant blockchain based financial products. The division currently focuses on three core protocol families: (i) Billon: an RWA lending protocol that allows borrowers to collateralize tokenized real-world assets to obtain stablecoin liquidity while enabling lenders to supply stablecoins and earn interest income through peer to pool structures that isolate liquidation risk to specific collateral pools. (ii) Infinix: a blockchain index token aggregation platform that bundles digital assets from targeted sectors such as RWA, DeFi, and GameFi into index tokens and connects to exchanges to source liquidity efficiently while activating idle assets via collateral protocols to generate additional digital yield. (iii) TCLS: a non-custodial stablecoin foreign exchange protocol that provides a fast, 24/7/365 multi-currency stablecoin FX swap venue and uses smart contracts to mitigate settlement and liquidity risk for institutional FX clients. AXION’s protocols are being developed and piloted in close partnership with leading centralized exchanges and public blockchains to ensure institutional grade liquidity and interoperability, including strategic integrations with KuCoin, Gate, OSL/Bitget and ATME on the exchange side, and with Arbitrum, Polygon, Solana, Ethereum, Stellar, and TON on the blockchain infrastructure side for deployment of RWA assets, stablecoins, index tokens, and yield enhancement strategies.

Solomon JFZ

Solomon JFZ is one of the few versatile, Chinese investor-focused securities brokerage companies in Hong Kong. The subsidiary provides a broad spectrum of financial services and products, from traditional assets to virtual assets, via its secure and advanced electronic platform. Solomon JFZ’s core offerings include: (i) investment banking; (ii) wealth management; (iii) asset management; and (iv) digital assets services.

Licensed by the Hong Kong Securities and Futures Commission (“HKSFC”), Solomon JFZ conducts regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance), and Type 9 (Asset Management). Additionally, Solomon JFZ is a participant in the Hong Kong Stock Exchange (“HKSE”), ensuring robust internal regulation and risk control measures that protect investor assets.

Solomon JFZ also has been approved by HKSFC to offer virtual asset dealing and advisory services under Hong Kong’s new regulatory framework. It is among the first HKSFC-approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong.

In addition to securities-related services, Solomon JFZ’s asset management solutions allow high-net-worth (HNW) customers to subscribe for private funds.

Solomon JFZ’s trading platform has been supporting over 10,000 listed securities and derivative products across the HKSE, New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange, and Shenzhen Stock Exchange. Through its trading platform, Solomon JFZ has been providing the following services: (i) Hong Kong IPO underwriting and margin financing, (ii) Hong Kong IPO subscriptions and dark market trading; (iii) wealth management and private funds subscriptions; (iv) trading of virtual assets and virtual asset spot ETFs; and (v) trading of ETFs, warrants, and callable bull/bear contracts.

In July 2024, Solomon JFZ launched the Solomon VA+, an institutional-grade, all-in-one trading app, representing an innovative upgrade from the former one-stop electronic platform, Solomon Win. The app integrates traditional asset trading, virtual asset trading, and wealth management services. Key features include support trading of Bitcoin and Ethereum, in-kind subscription and redemption of ETFs, and a unified platform for professional and retail investors to flexibly allocate financial and virtual assets.

Solomon Wealth

In December 2023, the Company incorporated Solomon Wealth to expand its footprint in private wealth management. Officially launched in March 2024, Solomon Wealth aims to serve HNW individuals, family offices, and trusts with comprehensive wealth management solutions across traditional and virtual asset classes. The subsidiary’s early focus is on client acquisition and establishing a foundation for long-term success through tailored, high-quality services.

With a focus on innovation, regulatory compliance, and client-centric services, Solomon Wealth is committed to delivering long-term value to its stakeholders.

AX Coin

On April 15, 2025, the Company formed a new wholly owned subsidiary, AX Coin Limited, under the laws of Hong Kong, and subsequently renamed it as AX Coin HK Limited on September 12, 2025. On August 25, 2025, the Company, together with the Company’s Chairman and Chief Executive Officer, Mr. Ling Ngai Lok, and the Company’s director, Mr. Haokang Zhu, formed a new subsidiary, AX Coin Limited under laws of the Cayman Islands, in which the Company holds 32,000 shares out of 50,000 outstanding shares, accounting for 64% of the entity. On October 23, 2025, the Company transferred AX Coin HK Limited to AX Coin Limited, and as a result, AX Coin HK Limited became a wholly owned subsidiary of AX Coin limited. AX Coin’s principal business is the issuance of enterprise-grade stablecoins and the operation of a B2B infrastructure platform for payments, treasury management and tokenized asset settlement, marketed under the AXCOIN brand. As of the date of this report, AX Coin focuses on obtaining licenses and establishing networks across the globe for its stablecoin business.

AXCOIN supports decentralized trading, liquidity management and DeFi integration, with features like AI-powered trading signals and multi-chain compatibility. The platform features an ISO 20022-compliant enterprise API gateway for seamless integration with corporate systems, a customizable backend with built-in KYC, risk controls and whitelisting, plus a smart-contract-based collateral and transaction engine that enables cross-border fund pre-positioning and automated settlement across multiple public blockchains.

Built to financial institution standards, AXCOIN’s security and custody model combines multi-level approvals, role-based permissions and multi-factor authentication. It leverages bank-grade custody via partners such as Standard Chartered, Cobo and Safeheron, offering multi-signature, hot-cold wallet segregation and HSM/MPC/firewall “three-layer” protection, validated under SOC 2 Type II and FIPS 140-3 controls. Backed by cold-wallet offline redundancy, high-concurrency hot-wallet APIs/SDKs for institutional clients, and full-cycle GRC processes (24/7 operations, KYC/KYB, AML and audits), AXCOIN aims to deliver regulated, institutional-grade stablecoin services upon obtaining required licenses.

Critical Accounting Policies and Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for investment in an associate, long-term investments, property and equipment and intangible assets, fair value of financial instruments, share based compensation, and contingencies. Actual results could vary from the estimates and assumptions that were used.

Please see Note 2 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to this report on Form 6-K for a summary of recently adopted and issued accounting pronouncements.

Financial Results for the Six Months Ended September 30, 2025

Revenue

Revenue increased by 453% to $5.84 million for the six months ended September 30, 2025, from $1.06 million for the same period of last year. The increase in revenue was mainly driven by the increase in revenue from digital assets-related services. As a result of the AlloyX Group acquisition, prior period amounts may not be comparable to current period amounts or expected future trends. AlloyX Group’s results of operations are included from September 3, 2025.

Traditional Financial Services

	For the six months ended September 30,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities brokerage commissions and handling income	$13	-	$75	8%
Investment advisory fees	159	3%	318	30%
Corporate consultancy service income	160	3%	237	22%
Asset management income – related parties	328	6%	380	36%
Interest income	-	-	30	3%
Referral income	2	-	-	-
Total	$662	12%	$1,040	99%

●	Revenue from securities brokerage commissions and handling income decreased to $13,000 for the six months ended September 30, 2025, from $75,000 for the same period of 2024. The decrease in commissions earned is due to a lower volume of trading activity in the U.S. market.

●	Revenue from investment advisory fees decreased by $159,000, or 50% to $159,000 for the six months ended September 30, 2025, from $318,000 for the same period of 2024. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients.

●	Revenue from corporate consultancy service decreased to $160,000 for the six months ended September 30, 2025, from $237,000 for the same period of 2024. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients.

●	Revenue from asset management from related parties decreased by $52,000, or 14% to $328,000 for the six months ended September 30, 2025, from $380,000 for the same period of 2024. The decrease was primarily due to decrease of performance fees derived from Grow World II LPF, resulting from reduced investor subscriptions and weaker fund performance for the six months ended September 30, 2025.

●	Revenue from interest income decreased by $30,000, or 100% to nil for the six months ended September 30, 2025, from $30,000 for the same period of 2024. The decrease was primarily due to decrease in outstanding deposits from the rolling balance cash clients in relation to the securities brokerage services and decrease in bank deposit interest rates.

●	Referral income increased to $2,000 for the six months ended September 30, 2025, from nil for the same period of 2024. The referral income was generated by referring investors to our corporate customers or brokers for IPO subscriptions in oversea markets. We acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement. No such referral activities occurred for the six months ended September 30, 2024.

Digital Assets-Related Services

	For the six months ended September 30,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Virtual assets service income	5,180	88%	15	1%
Total	$5,180	88%	$15	1%

●	Virtual assets service income increased to $5,180,000 for the six months ended September 30, 2025, from $15,000 for the same period of 2024. The increase is primarily attributable to the growing adoption of the Company’s virtual assets services, including trading of digital assets, and subscription and redemption services for the Bitcoin spot ETF and Ethereum spot ETF, as well as the integrated solutions services provided by AlloyX Group to clients during current period.

Expenses

Expenses increased to $10.49 million for the six months ended September 30, 2025, from $7.35 million for the same period of last year. The increase was mainly due to increase in general and administrative expenses and virtual assets service costs for the six months ended September 30, 2025.

●	Commission and handling expenses – Commission and handling expenses increased to $133,000 for the six months ended September 30, 2025, from $18,000 for the same period of 2024. The increase was mainly due to increase in trading activities in relation to virtual assets products.

●	General and administrative expenses – General and administrative expenses increased to $3,469,000 for the six months ended September 30, 2025, from $2,016,000 for the same period of 2024. Our general and administrative expenses consist primarily of depreciation of property and equipment, amortization of intangible assets, professional fee, information technology expenses, office leases, and general office expenses. Such increase was mainly due to increase in professional and consultation fee in relation to the newly launched digital assets business and increase in office lease expenses for new offices.

●	Virtual assets service costs – Virtual assets service costs increased to $4,665,000 for the six months ended September 30, 2025, from nil for the same period of 2024. The increase was due to the expansion and development of our virtual assets services during the current period.

●	Marketing and promotion expenses – Our marketing and promotion expenses consist primarily of expenses related to advertising and other promotional activities. Our marketing and promotion expense decreased by $419,000, to $515,000 for the six months ended September 30, 2025, from $934,000 for the six months ended September 30, 2024. This decrease reflects fewer significant marketing events comparing to the prior period.

●

Allowance for (reversal of) credit losses – We recorded provision for expected credit losses of $35,000 for the six months ended September 30, 2025, compared to the reversal of provision for expected credit losses of $412,000. This is in line with the increase in overall receivables balances.

●

Employee Benefits Expenses – Our employee benefits expenses decreased by $2,694,000, or 62%, to $1,673,000 for the six months ended September 30, 2025, from $4,367,000 for the six months ended September 30, 2024. This decrease was mainly due to the implementation of the 2023 Equity Incentive Plan under which 1,980,000 ordinary shares were issued to employees as share rewards during the six months ended September 30, 2024, but no such costs were incurred during the six months ended 30 September 2025, which was partly offset by the increase in headcount after acquisition of subsidiaries during the six months ended September 30, 2025.

●	Referral fee – For the six months ended September 30, 2024, we incurred referral fee of $139,000 related to our investment banking segment. These expenses were associated with the successful referral of clients for corporate consultancy or financial advisory service. No such referral expenses were recorded during the same period in 2025.

●	Share of Results of an Associate – For the six months ended September 30, 2025 and 2024, the Company recorded its share of the associate’s gain of $3,000 and loss of $27,000, respectively. This reflects the Company’s equity method accounting for its investment in an associate company.

●	Impairment loss of long-term investments – For the six months ended September 30, 2024, we recorded an impairment loss of $259,000 on one of our long-term investments which does not have a readily determinable fair value. No impairment losses were recorded during the same period in 2025.

Loss from Operations

Loss from operations decreased to $4.64 million for the six months ended September 30, 2025, from $6.26 million for the same period of last year.

Other Income

Other income for the six months ended September 30, 2024 mainly consisted of interest income from loan receivables. Decrease in other income was mainly due to that no such income was received for the six months ended September 30, 2025.

Net Loss

Net loss decreased to $4.63 million for the six months ended September 30, 2025, as compared to $6.26 million for the same period of last year.

Basic and Diluted Loss per Share

Basic and diluted loss per share decreased to $0.07 for the six months ended September 30, 2025, as compared to $0.39 for the same period of last year.

Liquidity and Capital Resources

As of September 30, 2025, cash and cash equivalents increased to $8.78 million, from $3.84 million as of March 31, 2025. To date, we have financed our operations primarily through a combination of net cash flows generated from operations, and equity and debt financings provided by investors and the Company’s major shareholders.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Cash Flows for the Six Months Ended September 30, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods presented:

	Six months ended September 30,
	2025	2024
	$’000	$’000
Net cash (used in) provided by operating activities	$(4,444)	$784
Net cash provided by investing activities	$624	$264
Net cash provided by financing activities	$10,055	$22

Operating Activities

Net cash used in operating activities was $4.44 million for the six months ended September 30, 2025, compared to net cash provided by operating activities of $0.78 million for the same period of last year. The increase of $7.56 million in receivables from customers and the increase of $1.30 million in prepaid expenses and other current assets, offset by the increase of $4.67 million in payables to virtual assets service providers, and repayment of other borrowings of $0.42 million, were the primary drivers of the cash used in operating activities during the current period.

Investing Activities

Net cash provided by investing activities was $0.62 million for the six months ended September 30, 2025, mainly consisting of cash and bank balances arising from acquisition of subsidiaries, compared to net cash provided by investing activities of $0.26 million for the same period of last year.

Financing Activities

Net cash provided by financing activities increased to $10.06 million for the six months ended September 30, 2025, mainly representing the proceeds from capital injections from investors, compared to $0.02 million for the same period of last year.